UR-ENERGY INC.

2006 ANNUAL INFORMATION FORM

March 21, 2007

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) of Ur-Energy Inc. (“Ur-Energy” or the “Company”) is as of March 21, 2007.

Financial Information

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Currency

All references in this annual information form to “dollars” or “$” are to Canadian dollars, unless otherwise indicated.

Forward-Looking Information

This AIF, including any documents incorporated by reference herein, contains certain “forward-looking statements”. All statements included in this AIF (other than statements of historical facts) which address activities, events or developments that management anticipates will or may occur in the future are forward-looking statements, including statements as to the following: future targets and estimates for production, capital expenditures, operating costs, mineral resources, recovery rates, grades and prices, business strategies and measures to implement such strategies, competitive strengths, estimated goals, expansion and growth of the business and operations, plans and references to the Company’s future successes, and other such matters. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect”, and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed under “Risk Factors” and elsewhere in this short form prospectus, in any documents incorporated by reference herein and in other documents filed from time to time by the Company with Canadian securities regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors should not be construed as exhaustive and may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on the Company. All of the forward-looking statements made in this short form prospectus and any documents incorporated by reference herein are qualified by the foregoing cautionary statements. Such forward-looking statements are made as of the date of this short form prospectus, or in the case of documents incorporated by reference herein, as of the date of such document, and the Company expressly disclaims any obligation to update or revise any such forward-looking statements.

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource estimates reported herein are made in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (“NI 43-101”). Estimates of uranium resources were prepared by or under the supervision of qualified persons who are identified in this document and other public filings. Ur-Energy reports its reserves and resources in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For U.S. reporting purposes, Industry Guide 7 under the Securities Exchange Act of 1934 (as interpreted by Staff of the U.S. Securities and Exchange Commission) applies different standards in order to classify mineralization as a reserve. Accordingly, for US reporting purposes all mineral resources must be considered as mineralized material. Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measure and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resources. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be upgraded to mineral resources through continued exploration.

GLOSSARY

“ft.” means foot.

“ha.” means hectares.

“in.” means inch.

“km” means a kilometre.

“m” means a metre.

“U” is the chemical symbol for uranium.

“U3O8” means triuranium octoxide or uranium.

METRIC/IMPERIAL CONVERSION TABLE

The imperial equivalents of the metric units of measurement used in this annual information form are as follows:

Metric Unit	Imperial Equivalent
gram	0.03215 troy ounces
hectare	2.4711 acres
kilogram	2.2046223 pounds
kilometre	0.62139 miles
metre	3.2808 feet
tonne	1.1023 short tons

CORPORATE STRUCTURE

Name, Address and Incorporation

Ur-Energy Inc. (“Ur-Energy” or the “Company”) is a corporation continued under the Canada Business Corporations Act on August 8, 2006. The registered office and principal administrative office of the Company is located at 1128 Clapp Lane, P.O. Box 279, Manotick, Ontario K4M 1A3. The Company’s United States headquarters is at 10758 West Centennial Road, Suite 200, Ken Caryl Ranch (Littleton), Colorado, 80127.

Intercorporate Relationships

The Company has three wholly-owned subsidiaries: Ur-Energy USA Inc. (“Ur-Energy USA”), a company incorporated under the laws of the State of Colorado for the acquisition of properties in the United States; ISL Resources Corporation (“ISL”), a company incorporated under the laws of the Province of Ontario; and CBM-Energy Inc. (“CBM”), a company incorporated under the laws of the Province of Ontario, that is a shell company with no assets or liabilities other than those related to its incorporation. Ur-Energy USA has one wholly-owned subsidiary, NFU Wyoming, LLC (“NFU”), a company formed under the laws of the State of Wyoming to facilitate the Company’s acquisition of certain assets from New Frontiers Uranium, LLC. ISL has one wholly-owned subsidiary, ISL Wyoming Inc., a company incorporated under the laws of the State of Wyoming.

The principal direct and indirect subsidiaries of the Company and the jurisdictions in which they were incorporated or organized are set out below:

GENERAL DEVELOPMENT OF THE BUSINESS

History

The Company was incorporated on March 22, 2004. The Company is a junior mining company focused on development of uranium production from properties in the United States and exploration for uranium deposits in both the United States and Canada. The Company’s uranium mineral properties are located in Wyoming, USA, South Dakota, USA and in the Northwest Territories and Nunavut, Canada.

The Company commenced operations with a focus on uranium properties in the Northwest Territories and Nunavut, Canada. In the fall of 2004, the Company began to acquire geologic data and properties in Wyoming, USA. The Company financed its projects and operations through a series of private placement financings during the period from September 2004 through March 2005.

The Company acquired all of the issued and outstanding shares of ISL under the terms of an October 19, 2004 acquisition agreement (the “Initial ISL Agreement”) between the Company and ISL. ISL is a junior exploration company which had engaged in uranium exploration in Wyoming. The Initial ISL Agreement were amended and restated by agreements finalized on April 19 and 21, 2005 (the “Amending ISL Agreements”). Data owned by ISL’s Wyoming subsidiary was the basis of the Company’s staking program for the Kaycee and Shamrock projects. Under the terms of the Initial ISL Agreement and the Amending ISL Agreements, the aggregate consideration paid to ISL shareholders for the acquisition of ISL was 4,350,000 common shares of the Company and 500,000 common share purchase warrants of the Company which were exercisable until December 1, 2006.

The acquisition of ISL included an extensive database of over 4,400 drill hole logs, geologic maps, cross sections and reports within the Kaycee area of the Powder River Basin, Wyoming as well as airborne geophysical reports for the Shamrock and Kaycee areas. In addition, the database included over 2,700 drill hole logs, maps, cross sections, reports, feasibility and engineering studies from Conoco’s 1969 through 1986 exploration program in the Southwest Powder River Basin area relating to the Allemand-Ross project.

Data owned by ISL and its subsidiary was the basis of the Company’s staking program for the Kaycee and Shamrock project. In late 2004, the Company staked 356 unpatented mineral claims at the Shamrock project. In early 2005, the Company staked 278 unpatented mineral claims in the Kaycee area of the Powder River Basin, Wyoming.

Under a Letter of Intent dated February 3, 2005 (“Dalco LOI”) entered into by the Company and Dalco Inc. (“Dalco”), the Company had an option to acquire seven unpatented mineral claims and land records for the property located in Township 27 North, Ranges 92 and 93 West, 6th Meridian, Wyoming together with exploration records, drill log files and related data (collectively the “Radon Springs Property”). The Company paid Dalco US$25,000 on the signing of the Dalco LOI. Pursuant to the Dalco LOI, the Company issued 25,000 common shares to Dalco on June 3, 2005 to acquire a 25% interest in the Radon Springs Property.

After the 25% interest had been earned, the Dalco LOI was superseded by a formal agreement dated July 20, 2005 among the Company, Ur-Energy USA and Dalco. A further 25% interest in the Radon Springs Property was acquired in November 2005 by payment of US $50,000 and the issuance of 50,000 common shares and on December 3, 2006 by payment of US $100,000 and the issuance of 100,000 common shares. The final 25% interest (for a total of a 100% interest) is payable on or before December 3, 2007 by the payment of US$150,000 and the issuance of an additional 150,000 common shares; subject to Dalco retaining a production royalty of 3% of the total gross proceeds received by Ur-Energy USA from U3O8  extracted by processing uranium ore from the seven mineral claims comprising the Radon Springs Property. The acquired Radon Spring Property included the historic exploration and development database of more than 2,200 drill hole logs and accompanying geologic maps, cross sections and reports.

In February 2005 within the Great Divide Basin of Wyoming, the Company staked 224 new unpatented mineral claims adjacent to the Radon Springs Property.

The Company, through its wholly-owned subsidiary, Ur-Energy USA, acquired from New Frontiers Uranium, LLC (“New Frontiers”), a Colorado limited liability company, certain of the Wyoming properties comprising the Great Divide Basin and the Shirley Basin projects. Effective June 30, 2005, Ur-Energy USA entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers. Under the terms of the MIPA, the Company purchased from New Frontiers all of the issued and outstanding membership interests (the “Membership Interests”) in NFU Wyoming, LLC, a Wyoming limited liability company. NFU owned certain of the Wyoming properties comprising the Great Divide Basin and Shirley Basin projects which totaled 99 unpatented mineral claims and mineral leases on three state sections. Assets acquired from New Frontiers included extensively explored and drilled Lost Creek and Lost Soldier projects and development database including over 10,000 electric well logs, over 100 geologic reports and over 1,000 geologic and uranium maps covering large areas of Wyoming, Montana and South Dakota.

Under the MIPA, Ur-Energy USA agreed to purchase and New Frontiers agreed to sell the Membership Interests for an aggregate consideration of US $20,000,000. The total amount payable on closing was US $5,000,000. The balance of the acquisition cost was financed by way of a promissory note payable to New Frontiers. The promissory note is payable in annual instalments of principal and interest of US $5,000,000 on the first, second and third anniversaries of the closing date, June 30, 2005, followed by a final payment consisting of all remaining principal plus interest falling due on the fourth anniversary of the closing date. In June 2006, the Company made the required first anniversary payment. The Company may elect to prepay the amount outstanding prior to the anniversary of the closing date with an adjustment in the interest due and payable. The Company has pledged its entire interest in NFU Wyoming LLC as collateral for amounts due under the promissory note.

Under the MIPA, the Company through NFU staked 211 new unpatented mineral claims for the Bootheel and Buckpoint projects within the Shirley Basin, Wyoming. Within the Great Divide Basin, Wyoming, the Company has staked 117 new unpatented mineral claims in the North Hadsell project area, 133 new unpatented mineral claims in the Lost Creek project area and 17 new unpatented mineral claims in the Lost Soldier project area.

On August 26, 2005, the Company purchased over 4,000 electric drill hole logs with geologic reports and maps related to the Lost Soldier project area from Power Resources, Inc. The Company paid US $400,000 with a 1% royalty on future production.

On November 29, 2005, the Company completed its initial public offering and commenced trading on the Toronto Stock Exchange. The initial public offering consisted of 8,000,000 common shares at a price of $1.25 per common share resulting in gross proceeds to the Company of $10,000,000. Ur-Energy engaged a syndicate of agents led by Raymond James Ltd., and including Canaccord Capital Corporation and Haywood Securities Inc., in respect of the offering.

On January 12, 2006, the Company announced that Mr. Robin Dow resigned as Chairman, Chief Executive Officer and as a director of the Company. Also Mr. Paul Pitman resigned as President of the Company and was appointed as Vice President, Canadian Exploration. Mr. W. William Boberg was appointed President and Acting Chief Executive Officer and a director of the Company. Mr. Jeffrey Klenda was appointed Chairman of the Board of Directors at that time. On May 29, 2006, the Company announced that Mr. W. William Boberg was confirmed as President and Chief Executive Officer of the Company.

On February 24, 2006, the Company announced that by mutual consent the Company and Patrician Diamonds Inc. (“Patrician”) had agreed to terminate the arrangements set forth in letter agreement between the parties and to unwind the transactions originally contemplated by the letter agreement regarding the Dismal Lake property in Nunavut that is held by Patrician. As a result of the unwinding of the transaction, Patrician refunded to Ur-Energy the $50,000 payment and returned the 100,000 common shares of the Company and the Company paid Patrician an amount of $37,448 representing the costs related to staking and geology work on the properties. All amounts were paid during the first quarter of 2006. Upon termination of the agreement, the Company recorded a write-off of deferred exploration costs for the property totaling $54,250.

On March 17, 2006, Ur-Energy and Energy Metals Corporation signed an agreement to complete a land swap enabling each company to consolidate its respective land positions in specific project areas in Wyoming. The parties determined that the consolidation of the property positions would create greater efficiencies in exploration and future mine planning. The Company traded its Shamrock properties and Chalk Hills properties for Energy Metals Corporation’s properties in the Bootheel project area. Pursuant to the agreement, the Company received Energy Metals’ 28 unpatented mining claims known as the TD group in Albany County, Wyoming. Energy Metals received the Company’s 356 unpatented “F” mining claims located in the southern Great Divide Basin in Carbon and Sweetwater Counties, Wyoming along with 2 unpatented “Rita” mining claims located in the Shirley Basin in Carbon County, Wyoming. Under the terms of the agreement, Energy Metals and the Company have granted one another a ½% royalty on future production of uranium from the properties.

On June 16, 2006, the Company entered into a data purchase agreement related to the Bootheel project area. The Company paid US$90,000 related to the acquisition of this data. The data acquired relates to historic drill hole geophysical logs, lithologic logs, drill hole maps and geologic cross sections. Under the terms of the agreement, the Company will provide the seller with a 1% royalty on future uranium and associated minerals produced from the property.

On March 24, 2006, Mr. Robert Boaz was appointed as a director of the Company.

In early June 2006, the Company announced results of two Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) compliant resource estimations that disclose significantly increased resources on its Lost Creek and Lost Soldier properties from the relevant historic resources. In connection with these results, on July 26, 2006, the Company announced that it had filed updated technical reports prepared by C. Stewart Wallis, P. Geo., of Roscoe Postle Associates Inc. in accordance with NI 43-101 in respect of both its Lost Soldier and Lost Creek properties in the Great Divide Basin in Wyoming.

In June 2006, the Company also announced that the results of leach amenability studies on uranium core samples from the Lost Creek and Lost Soldier properties. These tests were performed by Energy Laboratories Inc. of Casper, Wyoming and will assist the Company in determining the possible in-situ leachability of the uranium bearing sandstone and the potential rate of recovery.

On June 19, 2006, the Company completed an acquisition of four claim groups in the Great Divide Basin of Wyoming, consisting of a total of 130 unpatented mining claims (approximately 2,700 acres) from John Wells of Wyoming. The Toby property contains an historic resource, not NI 43-101 compliant, of one million pounds of U3O8 and the other properties have potential for future development. Consideration provided wascomprised of 250,000 common shares of the Company. Subsequently, on September 29, 2006, the Company acquired 82 additional unpatented mining claims from John Wells relating to these claim groups. Consideration for this acquisition was US $41,000. Under the terms of the agreements, the Company will provide the seller with a 2% royalty on future uranium production from the acquired properties and from a one-mile area of interest surrounding the properties. These new projects have been designated: (i) the Toby project comprised of 21 claims, located east of the Kennecott Sweetwater mill and originally drilled by the Union Oil subsidiary Minerals Exploration Company; (ii) the Arrow project comprised of 9 claims in the western Great Divide Basin; (iii) the UFO project comprised of 10 claims located south of the Company’s

Lost Creek project; and (iv) the Eagles Nest project comprised of 172 claims (initial 90 plus subsequent 82 claims) located east of the Company’s Lost Creek project. In total these four claim blocks comprise approximately 4,400 acres. All four claim blocks are in areas of previous exploration drill programs for uranium conducted during the 1970s and early 1980s.

In July 2006, 36 new mineral claims were purchased by the Company to add to the Bootheel project in the Shirley Basin, Wyoming.

On July 10, 2006, the Company announced that it had made progress in its comprehensive program to advance engineering, permitting and mine feasibility at its Lost Creek and Lost Soldier properties. The Company also announced that the Wyoming Department of Environmental Quality approved permits for monitor well locations that will be used for data collection from both deposits. The Wyoming State Engineer’s office has approved permits for the installation of the wells for pump testing and water quality testing. Two drilling rigs commenced drilling and the installation of the wells at the Lost Soldier property. Collection of engineering and hydrologic baseline data from the wells has also commenced on both projects and will form part of the Company’s applications for permit to mine.

On July 31, 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to its Mountain Lake and West Dismal properties. The Mountain Lake property comprises 41 claims and the West Dismal property comprises 17 claims. Pursuant to the option agreement, Triex made a $25,000 cash payment upon execution of the agreement and was required to spend $200,000 on exploration of the properties by September 22, 2006. In order to exercise the option, and obtain a 100% interest, Triex must incur a further $500,000 in exploration spending by September 30, 2007. The Company will retain a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.

On August 2, 2006, the Company announced the closing of a non-brokered private placement of flow-through common shares. The financing comprised a total of 182,000 flow-through common shares at a price of $2.75 per share. Total gross proceeds to Ur-Energy were $500,500.

On August 30, 2006, the Company announced it had completed a common share bought deal. A syndicate of underwriters purchased, on a bought deal basis, 7,500,000 common shares of Ur-Energy, at a price of $2.20 per share, for gross proceeds of $16,500,000, and also exercised in full an over-allotment option to purchase an additional 1,022,727 common shares at the same price for additional proceeds of approximately $2,250,000. Total gross proceeds to Ur-Energy were $18,750,000.

On September 8, 2006 a Docket Number and a Technical Assignment Control Number were issued by the U.S. Nuclear Regulatory Commission for licensing actions for the Lost Creek and Lost Soldier projects.

On September 13, 2006, 15 additional lode claims were staked adjacent to the Lost Creek project for a total of 199 unpatented mineral claims.

On September 19, 2006, the Company announced the signing of an option agreement to acquire a uranium property located in Nunavut, Canada. The property covers an area of 10,870 hectares and encompasses several high-grade uranium occurrences. Known as the Bugs Property, it is situated in the Kivalliq region of Nunavut and was explored by Cominco Ltd. from 1976 to 1980. The Company can earn a 100% interest in the property by issuing a total of 85,000 common shares to the vendor over a two year period. Upon signing, 10,000 common shares were issued to obtain an initial 12% interest in the property. On the first anniversary of the agreement 25,000 common shares are issuable for an additional 30% interest and on the second anniversary 50,000 common shares are issuable for a 58% interest. The vendor retains a 2% net smelter royalty which is subject to a buyout of 1% for $1.0 million.

During October 2006, the Company acquired 79 State of South Dakota Mineral Leases containing approximately 46,363 acres in Harding County, northwest South Dakota for cash consideration of $158,431. A detailed geologic evaluation of the project area has commenced. Historic exploration drilling for uranium in this region has been very limited. A drilling program is tentatively planned for later 2007.

On December 14, 2006, the Company announced the closing of a flow-through common share private placement financing. The private placement comprised 500,000 common shares of the Company issued on a flow-through basis at a price of $5.00 per share for aggregate gross proceeds of $2,500,000. GMP Securities L.P. acted as agent in connection with the private placement.

On January 3, 2007, Gary Huber was appointed as a director of the Company.

On February 19, 2007, the Company appointed Wayne Heili as Vice President, Engineering. Mr. Heili will head up the Casper, Wyoming production office and engineering team. Mr. Heili will be responsible for directing the completion of the mining feasibility studies and the development of the Lost Creek and Lost Soldier projects.

BUSINESS OF UR-ENERGY

The Company is a junior mining company focused on development of uranium production from properties in the United States and exploration for uranium deposits in both the United States and Canada. Ur-Energy is aggressively completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production which is expected to start in early 2009. The Company is also engaged in the identification, acquisition and exploration of uranium properties in Canada and exploration, and development of uranium projects in the United States. The Company’s operations comprise one reportable segment within two geographic areas.

In the United States, the Company has staked claims and/or leased lands in Wyoming and in South Dakota. In Wyoming, the Company controls eleven properties. Of those eleven properties, eight are in the Great Divide Basin, two of which (the Lost Soldier property and the Lost Creek property) contain defined resources that the Company expects to advance to production. The Company’s other Wyoming projects include two properties in the Shirley Basin, one of which is the Bootheel property. The last of the Wyoming properties, the Kaycee property, is located in the Powder River Basin.

In 2007, exploration programs are planned for the Radon Springs, Eagles Nest and North Hadsell projects in the Great Divide Basin, Wyoming.

In South Dakota, the Company’s subsidiary NFU Wyoming, LLC was the successful bidder on 79 State of South Dakota Mineral Leases. These 79 Mineral Leases contain approximately 46,363 acres in Harding County, Northwest South Dakota. A detailed geologic evaluation of the project area is underway and a drilling program is tentatively planned for later 2007. Exploration drilling for uranium in this region has been very limited. An evaluation of Ur-Energy’s extensive historic database suggests potential for uranium discoveries in the region.

In Canada, the Company has staked claims in the Thelon Basin in the Northwest Territories and in the Hornby Basin in Nunavut. The Thelon Properties are comprised of three claim groups including the Screech Lake project. The Hornby Basin Properties are comprised of two claim groups: Mountain Lake and Dismal West. The Bugs Property is located in the Kivalliq region in Nunavut.

On July 31, 2006, the Company completed a definitive agreement with Triex Minerals Corporation with respect to its Mountain Lake and West Dismal properties. At Mountain Lake, Ur-Energy holds 41 claims covering about 38,545 hectares (95,242 acres) that adjoin 8 claims held by Triex. The Triex ground hosts the Mountain Lake Deposit, the largest uranium deposit found to date in the Hornby Bay Basin. Near the west end of Dismal Lakes, Ur-Energy’s Property comprises two groups of 17 mineral claims totaling approximately 13,920 hectares (34,400 acres). The claim groups cover part of an historic field of uranium mineralized boulders located 40 kilometres northwest of the Mountain Lake deposit.

The Company is actively pursuing future growth opportunities by evaluating the acquisition of exploration, development or production assets. The Company is currently engaged in discussions with respect to such possible opportunities. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. The Company currently does not have any binding agreements or binding commitments to enter into any such transaction. There is no assurance that any potential transaction will be successfully completed.

Other than as discussed in this AIF, the business of the Company and details of its mineral properties are disclosed in the Company’s public disclosure record and material explicitly incorporated by reference into this AIF. The Company commissioned Stewart Wallis (P. Geo) of Scott Wilson Roscoe Postle Associates Inc. (formerly, Roscoe Postle Associates Inc.) (“RPA”) to prepare technical reports which comply with the requirements imposed by National Instrument 43-101: “Standards of Disclosure for Mineral Projects”, for the Great Divide Basin project updated by additional technical reports on the Lost Soldier and Lost Creek projects, the Shirley Basin project, and the Kaycee and Shamrock projects, and D. Charlton (P. Geo) of Charlton Mining Exploration Inc. to prepare such technical reports for the Thelon Project and the Hornby Project.

United States - Wyoming

Ur-Energy’s key priority is to advance its two main Wyoming properties, the Lost Creek and Lost Soldier projects (located in the Great Divide Basin) to in situ recovery production. Achievement of this overall objective depends upon the successful completion of the various milestones. Successful completion of many of these milestones and their expected timing is dependent on the successful completion of earlier milestones. Delays or failure to complete earlier milestones would result in delays or failure to complete later milestones. The key milestones are as follows:

  completion of environmental and permitting studies (commenced in the third quarter 2005 and ongoing through 2007);
  completion of comprehensive and detailed geologic reports for Lost Creek and Lost Soldier projects to be used in the engineering studies (to be completed in the second quarter of 2007);
  completion of feasibility pump tests and related hydrology studies (commenced second quarter 2006 for expected completion in third quarter 2007);
  completion of engineering studies on the projects (commenced second quarter 2006 and ongoing through 2008);
  completion of toll-milling business arrangement for processing of ion-exchange resin from the projects (expected by later 2007);
  completion of mining pre-feasibility studies for Lost Creek project (expected by mid-2007) and final feasibility studies (expected by first quarter of 2008);
  completion of mining pre-feasibility studies for Lost Soldier (expected by fourth quarter of 2007) and final feasibility studies (expected by later 2008);
  completion of all baseline studies and environmental studies for Application for Permit to Mine for Lost Creek and Lost Soldier projects (expected second quarter 2007);
  completion of Application for Permit to Mine on Lost Creek and NRC License Applications (expected in the third quarter of 2007);
  completion of Application for Permit to Mine on Lost Soldier and NRC License Applications (expected in later 2008); and

  commence installation of first production wellfields at Lost Creek project (expected fourth quarter 2008).

Lost Creek Property

The following is the Summary extracted from the technical report dated June 15, 2006 and titled “Technical Report on the Lost Creek Property, Wyoming”, which was prepared for the Company in accordance with NI 43-101 by RPA (“Technical Report – Lost Creek”), Section 4 to 19 of the Technical Report – Lost Creek are incorporated by reference in this AIF. The full Technical Report – Lost Creek can be viewed under the Company’s profile on the SEDAR website at www.sedar.com.

EXECUTIVE SUMMARY

RPA was retained by Ur-Energy to prepare an independent Technical Report on the Lost Creek Project in the State of Wyoming, USA.

The Lost Creek Project consists of 184 unpatented lode claims and one state section lease totaling 4,379 acres, 90 miles southwest of Casper, Wyoming. The property was extensively drilled in the 1970s by Texasgulf Inc. (TG) and, more recently, Ur-Energy has completed a program of data compilation and 10,420 ft. of confirmation drilling.

The current resources at the Lost Creek Project as at May 30, 2006, based on a minimum grade of 0.03% U3O8  and a grade thickness (GT) equal to or greater than 0.3 are reported in Table 1-1. RPA is of the opinion that the classification of resources as stated meets the CIM definitions as adopted by the CIM Council on November 14, 2004, as required by National Instrument 43-101.

Table 1-1 Lost Creek Resources – 2006
Ur-Energy Inc. – Lost Creek Project

Classification	Tons (Millions)	Average Thickness (Ft.)	Grade % U3 O8	Pounds U3 O8 (Millions)
Indicated	8.5	19.5	0.058	9.8
Inferred	0.7	9.6	0.076	1.1

Preliminary leach tests indicate that the mineralization is amenable to leaching with an oxygenated lixiviant. The main mineralized horizons, which have an approximate stratigraphic thickness in excess of 130 ft., are confined by impermeable mudstones above and below the mineralization and, therefore, are considered to be ideal for the use of in situ leaching (ISL) methodology.

Ur-Energy has proposed a US$2.975 million budget to advance the project during the year ending June 2007. The proposed program includes the drilling of 17 wells in order to carry out pump tests and water quality analysis, permitting, collection of environmental data, and feasibility studies. Ur-Energy is planning to submit an application for mine permits by mid 2007.

RPA is of the opinion that Ur-Energy should continue with the drilling, pump tests, permitting and feasibilitystudies leading to a production decision.

TECHNICAL SUMMARY

The Lost Creek Project is located 90 miles southwest of Casper, Wyoming, and 25 miles south of Jeffrey City, which is located on U.S. Highway 287. The property is readily accessible year round by an extensive system of gravel and dirt roads extending from Jeffrey City.

Climax Amax Inc. acquired the property in 1968 and discovered low-grade mineralization in the Battle Springs formation. TG acquired the property in 1976, optioned the adjoining Conoco ground in 1978, and completed drilling with the discovery of the continuation of the Main Mineral Trend (MMT) eastward from the Lost Creek Project. Leach tests using bicarbonate lixiviant resulted in uranium extraction ranging from 60% to 80%. TG dropped the project in 1983 due to economic conditions.

From 1986 to 1988, Power Nuclear Corporation (PNC) Exploration of Japan acquired a 100% interest in the project from Cherokee Exploration Inc., the then owner of the property, and conducted geologic and in situ leach evaluations. In 2000, New Frontiers Uranium LLC acquired the property and the database from PNC.

About 3,000 rotary drill holes totaling some 1.36 million ft. have been completed on or near the property, with the MMT being drilled off at 200 ft. centres with some infill at closer spacing.

There have been a number of resource estimates completed by the various owners since 1978. In 1982, TG reported a total resource of 5.7 million lbs of contained U3O8  in 4.6 Mt at an average grade of 0.062% U3O8  using apolygonal method with varying cut-offs. These resources are historical in nature and Ur-Energy is not treating the historical estimates as NI 43-101 defined resources or reserves verified by a qualified person, and the historical estimates should not be relied upon.

Mineralization is found at depths ranging from 150 ft. to 1,150 ft. in fluvial arkosic sandstones of the Eocene Battle Spring Formation that dip from 3° northwest to 3° southwest. Thick-bedded (up to 50 ft. thick), medium- to coarse-grained sandstones make up about 60% of the section at Lost Creek and host the uranium deposits. Siltstone, shale, and claystone are interbedded with the sandstones. The main zone of mineralization at Lost Creek strikes east-west for at least four miles (half of which is well defined) and is up to 2,000 ft. wide, with intercepts ranging from 350 ft. to 700 ft. deep. Mineralization is in the form of fine-grained intergrowths of coffinite with pyrite, as coatings, fracture fillings, and rimming voids. Grade ranges from 0.03% U3O8  to 0.20% U3O8 , with an average of intercepts in the mineralized envelope of the MMT at 0.04% U3O8 . The thickness of individual mineralized beds at Lost Creek locally ranges from 5 ft. to 28 ft., and averages 16 ft. It appears that there are no high-grade intercepts greater than 0.5% U3O8 . Generally, the deposit has uniformly low grade intercepts in thick mineralized horizons, with continued alteration to the north.

Ur-Energy carried out a drill program totaling 10,420 ft. in 14 holes during October and November 2005. Twelve holes were spotted within 5 ft. to 10 ft. of the historical drill holes in order to verify mineralization intersected in those older holes and to allow comparison of the mineralized intervals. One hole was drilled between two historical holes 200 ft. apart in order to verify continuity of the mineralization. The holes were surveyed with a down-hole geophysical probe and selected intervals of core were sampled for chemical assays. Measurements taken by the down-hole probe include gamma logs, self potential, resistivity, and hole deviation. A total of 188 samples were chemically analyzed at Energy Laboratories Inc. (Energy Labs) of Casper, Wyoming, using standard industry analyses. Energy Labs has been carrying out uranium analysis for over 25 years and is considered to be a recognized laboratory.

Ur-Energy selected a total of six one-foot samples from the recent drilling to undergo bottle roll leach tests. The work was carried out over an 80 hour period at Energy Labs using a lixiviant of sodium bicarbonate and hydrogen peroxide. Analysis of the leach solutions indicated leach efficiencies of 52% to 94%. Tails analysis indicated an average U3O8 extraction of 82.8% .

AATA International Inc., an environmental consultancy at Fort Collins, Colorado, reports that, based on the experience of two permitted projects, approval of a new greenfield ISL project could require three to four years after the decision to proceed with a baseline data collection. Ur-Energy will fast-track the project to shorten the timetable by one year by carrying out concurrent studies wherever possible and being proactive with the agencies. The schedule is driven by the collection of the environmental baseline data and project data. Ur-Energy has commenced collection of the baseline data required, and permission has been received from the Wyoming Department of Environmental Quality (WDEQ) for the drilling of 17 wells to be used for pump tests that will commence in June. The pump tests will provide information on water quality and permeability of the sandstones relative to the horizontal and vertical flow. Wildlife, meteorological, soil and vegetation surveys have commenced, and archaeological and radiology surveys are scheduled for this summer.

A total of 576 holes were identified within the current property boundary. These holes contained 628 mineralized intervals equal to or greater than 0.03% U3O8 . The majority of the data consisted of U3O8 grade estimated from geophysical logs. Chemical assays were used where available (17 holes), representing approximately 4% of the intervals. GT values were calculated for each hole, using a cut-off of 0.03% U3O8 . All intercepts below the watertable contributed to the total thickness. A 0.3 GT boundary was used to create polygons, from which the area was calculated. Nineteen (19) holes within this boundary, but with a GT value of less than 0.3, were excluded from the estimate.

RPA reviewed selective geophysical drill logs, compared the TG drill holes and geophysical logs with the twins drilled by Ur-Energy, and considers the data appropriate for use in a resource estimate.

A cut-off grade of 0.03% U3O8  and a GT product equal to or greater than 0.3 were used to define the mineral resources. This is based on a uranium price of US$40 per pound and estimated operating costs of approximately US$20 per pound.

Classification of the resources was determined by a combination of grade continuity and drill hole spacing, nominally 200 ft. centres for indicated resources, with the exception of several section lines that have been drilled off at 50 ft. spacing along the sections.

Since the completion of Technical Report - Lost Creek, the following activities have been undertaken and/or completed between September 2006 and March 2007:

  installation of 17 dual purpose pump test and monitoring wells;

  engineering study of potential plant sites and cost analysis of evaporation ponds and deep disposal wells performed by Lyntek, Inc.;

  completion by AATA International Inc. of 95% of the environmental baseline data collection for mine permitting purposes which includes meteorological, air quality, surface hydrology, radiology, soil surveys, archeology, wildlife studies, vegetation studies and socioeconomic studies;

  initiation of the engineering studies including wellfield layouts, hydraulic analysis and deep disposal well(s) by Petrotek Engineering Corporation;

  completion of baseline water quality sampling for three consecutive quarters from the monitoring wells;

  preparation of comprehensive and detailed internal geologic reports for engineering and environmental studies;

  aquifer test analysis report completed by Hydro-Engineering, LLC; and

  planning and permitting a three rig drilling program to start development work in April of 2007 with installation of 58 internal monitoring wells within the First Mine Unit and 70 delineation drill holes plus obtaining additional core samples for column leach tests and permeability tests.

Lost Soldier Property

The following is the Summary extracted from the technical report dated July 10, 2006 and titled “Technical Report on the Lost Soldier Property, Wyoming”, which was prepared for the Company in accordance with National Instrument 43-101 by RPA (the “Technical Report – Lost Soldier”). Sections 4 to 19 of the Technical Report- Lost Soldier are incorporated by reference in this AIF. The Technical Report – Lost Soldier can be viewed under the Company’s profile on the SEDAR website at www.sedar.com.

EXECUTIVE SUMMARY

RPA was retained by Ur-Energy, to prepare an independent Technical Report on the Lost Soldier Project in the State of Wyoming, USA.

The Lost Soldier Project consists of 70 unpatented claims totaling 1,400 acres located in Sweetwater County, 90 miles southwest of Casper, Wyoming. The property was extensively drilled in the 1970s and more recently Ur-Energy has completed a program of data compilation and continuation drilling.

The current resources at the Lost Soldier Project as at May 30, 2006, based on a minimum grade of 0.03% U3O8 and a grade thickness (GT) equal to or greater than 0.3 are reported in Table 1-1. RPA is of the opinion that the classification of resources as stated meets the CIM definitions as adopted by the CIM Council on November 14, 2004 as required by National Instrument 43-101.

Table 1-1 Lost Soldier Resources – 2006
Ur-Energy Inc. Lost Soldier Project

Classification	Tons (Millions)	Average Thickness (Ft.)	Grade % U3 O8	Pounds U3 O8 (Millions)
Measured	3.9	21.1	0.064	5.0
Indicated	5.5	17.1	0.065	7.2
Total M+I	9.4	17.2	0.065	12.2
Inferred	1.6	14.5	0.055	1.8

Preliminary leach tests indicate that the mineralization is amenable to leaching with an oxygenated lixiviant. The main mineralized horizons consist of nine sand units ranging from depths of 100 ft. to greater than 450 ft. below the surface and are separated by impermeable mudstones and therefore are considered to be ideal for the use of ISL methodology.

Ur-Energy has proposed a US$3.145 million budget to advance the project during the year ending June 2007. The proposed program includes the drilling of 17 wells in order to carry out pump tests and water quality analysis, permitting, collection of environmental data and feasibility studies. Ur-Energy is planning to submit an application for mine permits by mid 2007.

RPA is of the opinion that Ur-Energy should continue with the drilling, pump tests, permitting and feasibilitystudies leading to a production decision.

TECHNICAL SUMMARY

The Lost Soldier Project is readily accessible year round by three miles of gravel road from Bairoil, which is approximately 90 miles southwest of Casper.

In the late 1960s, Kerr-McGee Corp. (Kermac) carried out reconnaissance exploration and drilling that showed potential for low-grade mineralization in the Lost Soldier area. Kermac continued drilling through May, 1974 but let the property expire in 1986. More than 5,900 exploration, development, and core holes, totaling over 3.3 million ft. have been drilled in the area, half of which were drilled on 50 ft. to 100 ft. spacing.

Several individuals restaked the property and from 1992 to 1994, Cameco Corporation (Cameco) re-evaluated the property in 1993 and 1994. Cameco completed 28 holes totaling 13,481 ft. including 911 ft. of coring in 19 holes to provide samples for porosity and permeability tests. It is reported that there was excellent permeability in the mineralized sands and low permeability in the confining zones. The leach tests confirmed that the mineralization was amenable to leaching with bicarbonate lixiviant.

Cameco transferred the property to its subsidiary Power Resources in January 1997 and the property was returned to the original owners in 2000. In 2003 New Frontiers Uranium LLC (NFU) consolidated the 53 claim property. Effective June 30, 2005, Ur-Energy entered into the Membership Interest Purchase Agreement where under it agreed to purchase all of the issued and outstanding membership interests in NFU for US$20 million as part of a package of properties that includes an extensive database. Ur-Energy staked an additional 17 claims adjoining the original property.

There have been a number of historic resource estimates completed by various owners of the property with the most recent being Cameco, (1994) that reported the following resources:

  Demonstrated: 8.4 million pounds of U3 O8

  Inferred: 7.3 million pounds of U3 O8

The resources stated above are historical in nature and Ur-Energy is not treating the historical estimates as National Instrument 43-101 defined resources or reserves verified by a qualified person and the historical estimates should not be relied upon.

The Lost Soldier deposit occurs in the eastern part of the Great Divide Basin in arkosic sandstones of the Eocene Battle Spring Formation. Pliocene pediment and gravel deposits cover the sedimentary rocks and average four ft. thick. The Battle Spring Formation is 900 ft. thick locally and dips 1.5° to 15° west reflecting the Lost Soldier anticline. Mineralized intervals are found at depths ranging from less than 75 ft. to 500 ft. with individual sandstone beds up to 120 ft. thick containing uranium mineralization. Siltstone and mudstone intervals up to 30 ft. thick correlate across the area and separate the upper and lower sandstones. Alteration in barren zones within the geochemical cell shows limonite and hematite staining, kaolinization of feldspar, bleaching, and greenish coloration by chlorite. The area has a static water table 30 ft. to 100 ft. deep, typically 70 ft. to 80 ft.

Uranium occurs as uraninite and coffinite, in roll fronts and in stacked tabular bodies in arkosic sandstones. Some of the mineralization is also related to post-mineral faulting and remobilization. Mineralization occurs in nine or more sandstone horizons, generally 7 ft. to 16 ft. thick. An upper sandstone unit about l00 ft. thick contains most of the uranium mineralization. Grade ranges from 0.04% to 0.20% U3O8  with an average of intercepts in the mineralized zone of 0.078% U3O8 . Several mineralized fronts extend beyond the core area, providing possible extensions to the deposit to the west-northwest and south.

Ur-Energy completed five rotary holes totaling 1,857 ft. during October and November 2005. The holes were spotted within 5 ft. or 10 ft. of the historical holes in order to verify mineralization intersected in these older holes and allow comparison of the mineralized intervals. Century Geophysical Corp of Tulsa, Oklahoma carried out downhole surveys which included gamma logs, self potential, resistivity and deviation surveys for all the holes. Of the total footage, 197 ft. in five holes were cored and 97 one-foot or 0.5 foot samples were chemically assayed at Energy Laboratories in Casper, Wyoming using a four-acid leach and ICP analysis. Energy Labs has been carrying out uranium analysis for over 25 years and is considered to be a recognized laboratory.

Ur-Energy selected six one-foot samples from the recent drilling to undergo bottle roll leach tests. The work was carried out over an 80 hour period at Energy Labs using a lixiviant of sodium bicarbonate and hydrogen peroxide. Analysis of the leach solutions indicated leach efficiencies of 53% to 94%. Tails analysis indicated an average U3O8 extraction of 65.2% .

AATA International Inc., an environmental consultancy at Fort Collins, Colorado, reports that based on the experience of two permitted projects, approval of a new greenfield ISL project could require three to four years after the decision to proceed with a baseline data collection. Ur-Energy will fast-track the project to shorten the timetable by one year by carrying out concurrent studies wherever possible and being proactive with the agencies. The schedule is driven by the collection of the environmental baseline data and project data. Ur-Energyhas commenced collection of the baseline data required, and permission has been received from the Wyoming Department of Environmental Quality (WDEQ) for the drilling of 17 wells to be used for monitoring wells and pump tests that will commence in June. The pump tests will provide information on water quality and permeability of the sandstones relative to the horizontal and vertical flow. Wildlife, meteorological, soil and vegetation surveys have commenced and archaeological and radiology surveys are scheduled for this summer.

A total of 3,760 holes within the current property boundary contain mineralized intervals greater than 0.03% U3O8 of which 1,933 holes are used in the resource estimate. The majority of the data consist of U3O8  grade estimated from geophysical logs. Chemical assays are used where available representing approximately 2% of the intervals. Grade thickness (GT) values were then calculated for each hole, using a cut-off of 0.03% U3O8 . All intervals abovethe cut-offs were summed to provide a total interval thickness in each hole. Only intercepts deeper than 100 ft. contributed to the total thickness. A 0.3 GT boundary was used to create polygons, for which the area was measured. One hundred and fifty (150) holes within this GT boundary but with a GT value below the cut-off of 0.3 were excluded from the resource estimate.

RPA reviewed selective geophysical drill logs, compared the Cameco and Kermac drill holes, chemical assays and geophysical logs with the twins drilled by Ur-Energy and considers all of the drill hole data appropriate for use in a resource estimate.

A cut-off grade of 0.03% U3O8  and a grade thickness product (GT) equal to or greater than 0.3were used to define the mineral resources. This is based on a uranium price of US$40 per pound and estimated operating costs of approximately US$20 per pound.

Classification of the resources was determined by a combination of grade continuity and drill hole spacing, nominally 50 ft. centres for measured resources, 100 ft. centres for indicated and up to 200 ft. for inferred resources.

Since the completion of Technical Report - Lost Soldier, the following activities have been undertaken and/or completed between September 2006 and March 2007:

  installation of 17 dual purpose pump test and monitoring wells;

  engineering study of potential plant sites and cost analysis of evaporation ponds and deep disposal wells performed by Lyntek, Inc.;

  completion by AATA International Inc. of 95% of the environmental baseline data collection for mine permitting purposes which includes meteorological, air quality, surface hydrology, radiology, soil surveys, archeology, wildlife studies, vegetation studies and socioeconomic studies;

  initiation of the engineering studies including deep disposal well(s) by Petrotek Engineering Corporation;

  initiation of selected engineering studies by Pincock, Allan & Holt;

  preparation of comprehensive and detailed internal geologic reports for engineering and environmental studies;

  hydrologic stress testing report completed by Leppert Associates; and

  baseline water quality sampling for three consecutive quarters from the monitoring wells.

Canada – Northwest Territories and Nunavut

Hornby Basin Properties

The Hornby Basin Properties are grass roots project in the Proterozoic Hornby Basin, which straddles the Nunavut/Northwest Territories boundaries east of Great Bear Lake. The project area is associated with significant radiometric anomalies and a high-grade boulder train. One of the two claim groups encompasses Triex Minerals’ Mountain Lake project which hosts the PEC uranium deposit containing an inferred uranium resource of 8.2 million pounds grading 0.23% U3O8 .

Thelon Properties

The Thelon Basin Properties are grass roots projects located on crown land which the Company believes have potential for discovery of high-grade unconformity uranium deposits of the Athabasca style. The claims are situated in the Thelon Basin located in the Northwest Territories. The Thelon Basin is host to the undeveloped Kikkavik-Andrew Lake and End deposits which contain a reported historical resource of 130 million pounds of uranium at an average grade of 0.38% U3O8 .

Potential high-grade uranium at the unconformity on the Screech Lake claim group is indicated by high surface radon and radiogenic helium gases in soils and radioactive groundwaters in lake bottom springs. Airborne MEGATEM® surveys and ground electromagnetic surveys confirm a very low resistivity zone underlying the anomalous surface conditions at and above the unconformity contact. This strong basement electromagnetic conductor is interpreted to be due to clay alteration just above the unconformity. In July 2006, an environmental screening study was completed on the Screech Lake Project. Current work plans include further surface radon sampling, additional ground geophysical surveys and drilling.

In September 2006, an application for a land use permit to conduct drill testing of Screech Lake anomalies was referred to the Mackenzie Valley Environmental Impact Review Board for environmental assessment. This assessment was completed on February 28, 2007 and a report from the Review Board is anticipated in April 2007.

The following is the Summary extracted from the technical report dated January 31, 2005 updated October 20, 2005 and titled “Technical Report on Gravel Hill, Screech and Eyeberry Properties together comprising the Thelon Project located in Northwest Territories, Canada”, which was prepared for the Company in accordance with National Instrument 43-101 by John D. Charlton, P. Geo (the “Technical Report – Thelon Property”). Sections 3 to 9 and 15 of the Technical Report- Thelon Property are incorporated by reference in this AIF. The Technical Report – Thelon Property can be viewed under the Company’s profile on the SEDAR website at www.sedar.com.

EXECUTIVE SUMMARY

John D. Charlton was retained by Ur-Energy Inc. to prepare a technical report on the three (3) properties comprising the Thelon Project: the Gravel Hill, Screech, and Eyeberry Properties. The purpose of this report is to provide an evaluation of the exploration potential of these properties and to recommend an exploration program in consequence. The three properties are located in the eastern part of the Northwest Territories, Canada. The southernmost Gravel Hill Property is comprised of twenty (20) contiguous claims covering a total surface area of 50,617 acres. The Screech Property is comprised of twenty (20) contiguous claims covering a total surface area of 53,058.75 acres. The northernmost Eyeberry Property is comprised of thirty-two (32) contiguous claims covering a total surface area of 62,435.55 acres. Ur-Energy holds the undivided 100% mineral rights to the Thelon Project properties.

A land use permit is required to conduct specified types of exploration work. In the case of the Thelon Project these include camp setup and drilling. Application is made through the Mackenzie Valley Land and Water Board (MVLWB) who are responsible for the review and approval process for each permit application. As a result of an objection from the Lutsel K’e Dene First Nation, the MVLWB referred the Screech Property land use application to the Mackenzie Valley Environmental Impact Review Board (MVEIRB) for environmental assessment (EA). As of June 22, 2005, Ur-Energy Inc. has withdrawn the application for a land use permit at Screech. Ur-Energy fully intends to re-apply for a land use permit at Screech later in 2005, following consultations with the Lutsel K’e Dene. During the period prior to the receipt of a land use permit, the Screech Property exploration program can proceed up to, but not including, the drilling phase.

The Thelon Project properties are located in a remote area accessible only by float or ski-equipped fixed wing aircraft or by helicopter. Yellowknife is generally the most practical base from which to operate. The properties lie along the southwestern rim of the Thelon Basin in a region historically referred to as the southeastern barrenlands. The region is subject to an Arctic climate. The most effective working period is from mid-June to mid-September. Regional geophysical coverage is provided by GSC aeromagnetic survey maps and by regional-scale NATGAM radioactivity maps. Historic mineral exploration activities in this region have focused on uranium. Urangesellschaft Canada Ltd. (UG) was responsible for all significant historical exploration work on the Thelon Project properties. UG completed regional geochemical surveys over the southwestern Thelon Basin in the mid- 1970’s. The results from these formed the basis for subsequent ground acquisition and follow-up exploration. All of the UG work pertaining directly to the Thelon Project properties was done over the period 1975-83. No further exploration was done on any of them until the current program in 2004.

On the Gravel Hill Property UG follow-up exploration included more detailed geochemical sampling, a limited airborne spectrometry survey, ground mapping and prospecting, and a UG airborne system survey. Additionally, limited gravity and resistivity surveys, and trenching were done on uranium showing areas. During the summer of 1979 nine (9) diamond drill holes totaling 1,040 m were completed on the B&B and # 2 Showings.

A narrow, 1.5 km long, east-west trending lake, dubbed « Screech Lake » was found to be the source of the highest radon-in-water anomaly located during the UG regional surveys. Consequently, the entire area was flown with the UG airborne system. Detailed overburden sampling, follow-up lake and stream sediment sampling, prospecting and ground geophysical surveys were completed in the Screech Lake area. Underwater spectrometer and scintillometer surveys were done, followed by helium surveys. Several lake-bottom springs emanating cold, milky, radioactive waters were found and sampled. In 1979 one vertical hole was drilled to 459 m depth. It failed to reach the unconformity.

Follow-up of the geochemical and UG airborne system coverage revealed significant anomalous areas that UG staked to the north of Eyeberry Lake. Mapping and prospecting led to more detailed geophysical surveys and to trenching on two different parts of the current property. Two uranium showings were trenched, sampled and drilled in the southern part of the Eyeberry Property.

The three Thelon Project properties lie within and adjacent to the southwestern portion of the Thelon Basin. This arcuate basin is comprised primarily of fine to medium grained sandstone with minor conglomerate deposited in Paleohelikian time. It covers a large area of the western Churchill Structural Province. The lithological variation and their facies inter-relationships are remarkably comparable to those in the Athabasca Basin. The basal conglomerates and sandstones of both basins were deposited upon a deeply paleoweathered surface.

Large areas of the central and northeastern Thelon Formation are underlain by Pitz Formation continental felsic volcanics and by coeval, flourite-bearing, rapakivi granites. Along the northwestern, western, and southern margin of the Thelon Basin granitoid gneisses of unknown ages and metasediment-dominated belts have been delineated. The granitization of supracrustal rocks and the intrusion of syn- and post- (anorogenic) tectonic granite intrusions during and after the Hudsonian orogeny represent a major uranium metallogenetic episode throughout the Churchill Province.

Long-lived, crustal-scale high strain zones, following the dominant northeast structural grain, are defining, fundamental features of the western Churchill Province. Uranium deposits and occurrences in the northeastern Thelon Basin are associated, both regionally and locally, with northeast-trending basement structures. Similarlythe major uranium deposits in the eastern Athabasca district lie along an extensively reworked, northeast-trending, Archean-Paleoproterozoic terrane.

The oldest rocks on the Gravel Hill property are Archean-aged strongly to moderately foliated granitic gneisses and massive to weakly foliated granitic rocks. Narrow, undeformed trachyte dykes and lenses intrude the basement rocks. The radioactive Muskeg Lake Granite covers the eastern third of the property. Thelon Formation sandstones occupy the northwestern portion of the property.

No outcrops are known to occur on the Screech Property. Practically the entire area of the property, except the extreme western edge, appears to be underlain by Thelon Formation sandstone. Basement geology at Screech is inferred from the adjacent Boomerang Property to the southwest, and from aeromagnetics. A wide, northeast trending band of metasediments, containing a graphitic metapelitic component, is interpreted to traverse the property. Predominant basement structural trends strike NESW and NW-SE across this area.

Thelon sandstones cover a continuous slice of the eastern Eyeberry Property along the Thelon Game Sanctuary boundary, as well as almost the entire southern third of the property. A northeast-striking contact, defined by mapping and by magnetic interpretation, separates a gneissic terrane dominated by metavolcanics in the southeast from one dominated by metasediments in the northwest. Two outliers of Thelon Formation sandstone, as well as exposures of possible Pitz Formation rhyolites and of regolith occur in the northern portion of Eyeberry.

The deposit type targeted by the Thelon Project is the unconformity-related uranium deposit. Known Proterozoic unconformity-type uranium deposits in the Athabasca Basin are subdivided into two sub-types based upon their positon relative to the unconformity (fracture-bounded or clay bound) or, according to ore mineralogy (monometallic or polymetallic). Deposits of the monometallic sub-type usually occur in fractured metasedimentary basement rocks. Polymetallic (U-Ni-Co-As) deposits occur immediately at the unconformity. In the southwestern Thelon Basin, the Boomerang Prospect is classed as a polymetallic uranium prospect. In the northeastern Thelon Basin, Cameco’s large Kiggavik uranium deposit belongs to the monometallic or fault-bounded sub-type.

The diagenetic-hydrothermal model is the most widely supported unconformity-related uranium deposit genetic model. This model implicates a pre-existing uranium rich subprovince formed as a result of granitic magmatism. Uranium from these sources may then have been concentrated within Paleoproterozoic sediments, which were subsequently folded and metamorphosed. Uranium from these sources was eroded from the deeply paleoweathered terrane and redeposited in the overlying siliciclastic sequences.

The resultant thick and regionally extensive basinal siliciclastics underwent diagenesis, peaking. Hot, saline and metal-rich diagenetic fluids moved laterally and downward. Fluids may have migrated laterally along horizontal aquitards within the Thelon Formation. Encountering the hydrogeological barrier at the basement unconformity, they spread laterally along it. Uranium and other metals deposition was structurally controlled by the unconformity, faults and fractures, and lithologically controlled by graphitic metapelites in the basement and by altered and porous sediments above the unconformity. Some of this uranium was subsequently remobilized and redeposited in subsequent hydrothermal episodes.

At the Screech Property radon, radium, and uranium anomalies from UG geochemical surveys show an ENE alignment, forming a wide anomalous corridor or zone largely corresponding with the basement metasediments. The underwater springs feeding into Screech Lake are highly anomalous in helium, radon, and uranium contents. The waters of the lake are highly ionized. Helium-in-soil anomalies show a NE-SW alignment contiguous to the lake. The 2004 exploration program by Ur-Energy Inc. on the Thelon Project consisted entirely of a combined high-resolution time-domain helicopter electro-magnetic (THEM system of McPhar Geophysics Ltd.) and concurrent airborne magnetic survey. Force majeure was declared after covering a small portion of the Screech Property due mainly to very poor weather conditions and the survey was not completed. This electromagnetic system appears not to be suitable for detecting conductors beneath the sandstone thicknesses present on the Screech Property.

The Boomerang Prospect, found as a result of Hudson’s Bay Oil and Gas (HBOG) and UG exploration efforts, lies 12 km southwest of the Screech Property on adjacent mining leases currently held by Uravan Minerals Inc. In 1983 UG diamond drill hole BL-83-21 intersected 22.4 g/t Au, 12.3 g/t Ag, and 5,003 ppm U3O8 over 0.5m in strongly altered sandstone at the unconformity contact here. Subsequent UG drill results, and 1998 drilling by Uravan, confirmed the Boomerang Prospect to be a polymetallic unconfomitytype uranium deposit occurring in close association with basement graphitic horizons and faulting.

The basement lithologic and structural elements key to localizing uranium mineralization appear to be continuous from the Boomerang Prospect northeastward onto the Screech Property. The conductive graphitic horizons within the metapelites were the key to the discovery of the Boomerang Prospect. These are detectable using time domain electromagnetic techniques. The Screech Lake area and the contiguous portion of the Screech Property toward the southwest to the property boundary warrant a concerted exploration effort directed at the discovery of an unconformity-related uranium deposit.

On the Gravel Hill Property, the northern anomaly band stretches from the northern part of the Muskeg Lake Granite and westward, continuing south of Gravel Hill Lake beneath Thelon sandstones. The northern anomaly band received little exploration attention from UG. It is comprised of a series of geochemical anomalies, a bedrock-hosted radioactive occurrence and radioactive boulders. Gravel Hill merits a specific exploration effort directed at the discovery of unconformity-related uranium mineralization along the northern anomaly band.

On the Eyeberry Property, several scattered geochemical anomalies of merit occur in the sparsely sampled sandstones east of the Thelon River. In contrast to the well prospected terrane to the west, the Thelon terrane, encompassing these anomalies in the southeast, merits a specific exploration effort.

A two-phase exploration program is proposed for the Thelon Project. The first phase consists of the completion of a MEGATEM survey to provide full coverage of the Screech Property, as well as MEGATEM surveys of selected areas of the Gravel Hill and Eyeberry properties. Additionally, it should include detailed ground electromagnetic coverage of the Screech Lake portion of the Screech Property in preparation for Phase II diamond drilling. Phase I work would best be completed prior to break-up.

Recommended Phase II work consists of 3,400 m of exploratory diamond drilling and subsequent down-hole surveys to test Screech Property basement geophysical features. It also includes ground geophysical coverage of the southwestern part of the Screech Property. Phase II work would best be completed during the winter months. Estimated exploration costs are $900,000 for proposed Phase I, and $2,400,000 for proposed Phase II.

Since the completion of the Technical Report – Thelon Property, certain components of the recommended work program have been undertaken and/or completed as follows:

In mid 2005, Aurora Geosciences Ltd. completed a ground PROTEM 57 electromagnetic survey and ground magnetic and VLF surveys over the Screech Property and Fugro Airborne Surveys completed a MegaTEM airborne electromagnetic and magnetic survey over the entire Screech Property. In addition, the Company completed an EIC (electret ion chamber) radon sampling and prospecting exploration program on the Screech

Property. Condor Consulting completed a processing and analysis of the MegaTEM survey data for the Screech Property in April 2006.

In mid 2006, Aurora Geosciences Ltd. completed further ground PROTEM 57, magnetic, and VLF-EM surveys, extending the review of the Screech Property southward and eastward including the southeast anomaly. A ground exploration program was also completed, the principal components of which, were ground radon flux monitor (RFM) surveys and ground radon-in-air (RIA) surveys utilizing field-adapted electret ion chamber (EIC) radon measurement technologies. Highly anomalous radon concentrations and trends were identified. The coincidence of consistent high to extremely high radon with deep structure and conductivity combine to make the North Screech Radon Trend the primary focus of more advanced exploration on the Screech Property.

The Company contracted Golder Associates (“Golder”) to facilitate the land use permit application process and to complete an environmental benchmark study at the Screech Property. Following community consultations with the Lutsel K’e Dene and the Fort Resolution Dene, the company and Golder re-applied for a Land Use Permit on July 13, 2006. In August 2006, Golder completed the benchmark environmental study and the Company conducted a community site visit to the Screech Property with representatives of Lutsel K’e. During September 2006, the land use permit application was referred to the MVEIRB for environmental assessment. In January 2007, MVEIRB held hearings on the Screech Project at Lutsel K’e. The environmental assessment was completed on February 28, 2007 and a report from the MVEIRB is anticipated in April 2007. During the period prior to the receipt of a land use permit, the Screech Property exploration program can proceed up to, but not including, the drilling phase.

The Company anticipates that upon receipt of the Land Use Permit, that it will commence a Phase II work program which will include 3,400 m of exploratory diamond drilling and subsequent down-hole surveys to test selected high priority targets. Additionally, a ground geophysical coverage of the southwestern part of the Screech Property will be conducted.

Bugs Property

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunavut, Canada. The Bugs property consists of 11 contiguous mineral claims in the Kivalliq region of Nunavut. The Company can earn a 100% interest in the property by issuing a total of 85,000 common shares to the vendor over a two year period. Upon signing, 10,000 common shares were issued to obtain an initial 12% interest in the property. On the first anniversary of the agreement 25,000 common shares are issuable for an additional 30% interest and on the second anniversary 50,000 common shares are issuable for a 58% interest. The vendor retains a 2% net smelter royalty which is subject to a buyout of 1% for $1.0 million.

High-grade uranium mineralization was discovered south of Nowleye Lake in the summer of 1976 during a geological reconnaissance/prospecting program carried out by Cominco Ltd. Cominco staked the (Bugs) property and completed exploration work programs on it over the ensuing four years. This work included prospecting, geological mapping, sampling, local ground magnetic and VLF-EM surveys, local track-etch radon surveys, and borehole drilling. Cominco also completed petrologic, rock geochemical, autoradiographic, and age dating studies on suites of Bugs rocks. During the summer of 1979 a total of 1,998 metres of drilling in 23 holes was completed on four separate showing areas on the Bugs Property. Three types of uranium mineralization are recognized on the Bugs Property.

A fixed wing airborne radiometric and magnetic survey was completed over the entirety of the Bugs Property by TundraAir Inc. in September 2006 and the information obtained from the survey is being utilized for the 2007 work program.

Competitive Conditions

There is aggressive competition within the uranium mining industry for the discovery and acquisition of properties with commercial potential. Many of Ur-Energy’s competitors in this area have greater financial resources than Ur-Energy.

Nuclear energy competes with other sources of energy including oil, natural gas, coal and hydro electricity, many of which do not have the political, technological and environmental factors affecting the nuclear industry. Lower prices for oil, natural gas and hydro electricity particularly may result in lower demand for uranium concentrates.

The uranium industry itself is both highly competitive and highly concentrated. A small number of mining companies account for approximately 80% of the world’s uranium production. Management of the Company nevertheless believes that there are market niches where smaller low cost producers could be successful. See “Risk Factors”.

Uranium Market Overview

Nuclear power generation using uranium fuel has provided over 16% of the world’s electricity; equal to that of natural gas but far in excess of that generated using oil at 10%. Coal, however, remains the leader at 40% with hydro electricity being half of that at 20%. As of December 2006, there were 435 nuclear reactors operating globally producing 368,246 Mwe of power. There are 28 reactors under construction, 64 planned and more than 158 have now been proposed globally. The World Nuclear Association (WNA) has projected various growth scenarios that include an upper case scenario where global nuclear generating capacity could grow as high as 740,200 Mwe, a 102% increase over 2005 output from the equivalent of 462 new reactors by 2030.

Uranium Demand and Supply

Over the past two decades, uranium consumption has exceeded mine supply by a wide margin. Demand for uranium has been increasing steadily over the past several decades, from 56 million pounds in 1980 to approximately 180 million pounds in 2006. The 435 reactors currently operating require approximately 180 million pounds of U3O8  equivalent. Of that total, 110 million pounds is supplied by primary production with the balance being made up from secondary sources. Cameco Corporation, one of the world’s largest uranium producers, estimates that the annual demand could reach 217 million pounds by 2015. New mine production is ultimately required to meet demand.

Uranium supply to utilities is highly competitive and operates by suppliers making individual and undisclosed contracts with each utility. Primary mine production accounts for the majority of traded uranium but secondary supplies from decommissioning of nuclear weapons (HEU) and re-enriched depleted uranium from reactor fuels and uranium tails are significant, but currently represent less than 10% of supply. Recent developments in reactor requirements suggest, however, that with high uranium costs, utilities will order lower tails assays with enrichment services contracts and hence, may lower consumption in the range of 10 to 20%.

Uranium Prices

As of March 19, 2007, the spot price of uranium was reported to be US$91.00 per pound, with the long-term contract price at US$85.00 per pound. There are several factors thought to be driving the present increase in the price of uranium. The primary factor is the anticipated increase in world demand for energy over the next 20 years. The demand for U3O8 is directly linked to demand for electricity generated by nuclear power plants.

A second, but important factor, affecting future pricing of uranium is that supply of U3O8  from production and other sources is not expected to close the demand gap in time, perhaps leaving some utilities short of uranium. This supply deficit is predicted as early as 2012. Since 1985, world uranium production has fallen short of utility uranium consumption. Increasingly, the link between clean air and nuclear power will likely be a major factor influencing continued use of nuclear generated electricity over that of coal, oil and gas fired plants. Many European countries have stated that new nuclear construction will be necessary to reduce “greenhouse gas emissions”.

RISK FACTORS

The following are the principal risk factors relating to Ur-Energy and its business:

Exploration and Development Stage Company

The Company is engaged in the business of acquiring and exploring mineral properties in the hope of locating economic deposits of minerals. The Company’s property interests are in the exploration and development stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term. Any profitability in the future from the Company’s business will be dependent upon locating an economic deposit of minerals, which itself is subject to numerous risk factors. Further, there can be no assurance, even if an economic deposit of minerals is located, that any of the Company's property interests can be commercially mined. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time which even a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration programs which may be affected by a number of factors. Substantial expenditures are required to establish reserves which are sufficient to commercially mine some of the Company's properties and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

Uranium Prices

The price of uranium fluctuates. The future direction of the price of uranium will depend on numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of uranium, and therefore on the economic viability of the Company’s properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for it to adopt specific strategies for controlling the impact of fluctuations in the price of uranium.

Uranium Market Factors

The marketability of uranium is subject to numerous factors beyond the control of the Company. The price of uranium may experience volatile and significant price movements over short periods of time. Factors impacting price include demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of spent fuel and the re-enrichment of depleted uranium tails or waste, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants and production levels and costs of production in countries such as Russia, Africa and Australia.

No Current Mineral Reserves

Calculations of mineral resources and metal recovery are only estimates, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined. While we have mineral resources, we currently do not have any mineral reserves. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on commodity prices. Any material change in the quantity of resources, grade or stripping ratio may affect the economic viability of our properties.

Management; Dependence on Key Personnel, Contractors and Service Providers

Shareholders will be relying on the good faith, experience and judgment of the Company’s management and advisors in supervising and providing for the effective management of the business and the operations of the Company and in selecting and developing new investment and expansion opportunities. The Company may need to recruit additional qualified employees, contractors and service providers to supplement existing management. The Company will be dependent on a relatively small number of key persons, the loss of any one of whom could have an adverse effect on the Company’s business and operations.

Industry Conditions

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs planned by the Company will result in a profitable commercial operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as uranium prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of uranium and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. The Company's operations will be subject to all the hazards and risks normally encountered in the exploration and development of uranium, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.

Value of the Common Shares

The value of the Company’s common shares could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, the success of the Company's business strategy, competition or other applicable regulations which may affect the business of the Company and other factors. These fluctuations may affect the value of the Company’s common shares.

Competition

The international uranium industry is highly competitive. The Company's activities are directed towards the search, evaluation and development of uranium deposits. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of uranium deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Additional Funding

Additional funds will be required for future exploration and development. The source of future funds available to the Company is through the sale of additional equity capital, proceeds from the exercise of convertible equity instruments outstanding or borrowing of funds. There is no assurance that such funding will be available to the Company. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. In addition, any future equity financings by the Company may result in substantial dilution for existing shareholders of the Company.

Lack of Earnings and Dividend Record

The Company has no earnings or dividend record. It has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payments of any dividends will be at the discretion of the board of directors of the Company after taking into account many factors, including our financial condition and current and anticipated cash needs.

The Impact of Hedging Activities on Profitability

Although the Company has no present intention to do so, it may hedge a portion of its future uranium production to protect it against low uranium prices and/or to satisfy covenants required to obtain project financings. Hedging activities are intended to protect the Company from the fluctuations of the price of uranium and to minimize the effect of declines in uranium prices on results of operations for a period of time. Although hedging activities may protect a company against low uranium prices, they may also limit the price that can be realized on uranium that is subject to forward sales and call options where the market price of uranium exceeds the uranium price in a forward sale or call option contract.

Environmental Risk and Compliance with Environmental Regulations Which are Increasing and Costly

Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental quality requirements and reclamation laws imposed by federal, state, provincial, and local governmental authorities may require significant capital outlays, materially affect the economics of a given property, cause material changes or delays in our intended activities, and expose us to litigation. These authorities may require us to prepare and present data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. The requirements imposed by any such authorities may be costly, time consuming, and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs and delays, interruptions, or a termination of operations. We cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on our operations. Historic mining activities have occurred on certain of our properties. If such historic activities have resulted in releases or threatened releases of regulated substances to the environment, potential for liability may exist under federal or state remediation statutes.

Title to Property Can be Uncertain

Although the Company has obtained title opinions with respect to certain of its properties and has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company's interests. Our mineral properties in the United States consist of private mineral rights, leases covering state and private lands, leases of patented mining claims, and unpatented mining claims. Many of our mining properties in the United States are unpatented mining claims to which we have only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper posting and marking of boundaries and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry. The present status of our unpatented mining claims located on public lands allows us the exclusive right to mine and remove valuable minerals, such as precious and base metals. We also are allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. We remain at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements. The Company has or will take all curative measures to ensure proper title to its properties where necessary and where possible.

Land Claims

At the present time, none of the properties in which the Company has an interest or an option to acquire an interest is the subject of an aboriginal land claim. No assurance can be provided that the Company’s properties may not be the subject of such claims in the future.

Uninsured Hazards

The Company currently carries insurance coverage for general liability, directors’ and officers’ liability and other matters. The Company intends to carry insurance to protect against certain risks in such amounts as it considers adequate. The nature of the risks the Company faces in the conduct of its operations is such that liabilities could exceed policy limits in any insurance policy or could be excluded from coverage under an insurance policy. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company’s business and financial position.

Conflicts of Interest

Certain directors of the Company also serve as directors and officers of other companies involved in natural resource exploration, development and production. Consequently, there exists the possibility that such directors will be in a position of conflict of interest. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the

Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a material interest.

Permits, Licences and Approvals

The operations of the Company may require licences and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required to maintain its exploration and mining activities including constructing mines or milling facilities and commencing operations of any of their exploration properties. In addition, if the Company proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licences or that it will be able to comply with any such conditions.

Regulatory Matters

The Company's business is subject to various federal, state, provincial and local laws governing prospecting and development, taxes, labour standards and occupational health, mine safety, toxic substances, environmental protection and other matters. Exploration and development are also subject to various federal, state, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of waste water and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents. A violation of these laws may result in the imposition of substantial fines and other penalties. There can be no assurance that the Company will be able to meet all the regulatory requirements in a timely manner or without significant expense or that the regulatory requirements will not change to prohibit the Company from proceeding with certain exploration and development.

Members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the United States Mining Law of 1872. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.

Deregulation of the Electrical Utility Industry

The Company’s future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the United States and Europe, is expected to affect the market for nuclear and other fuels for years to come, and may result in a wide range of outcomes including the expansion or the premature shutdown of nuclear reactors.

DIVIDENDS

As of the date hereof, the Company has not paid any dividends on its outstanding common shares and has no current intention to declare dividends on its common shares in the foreseeable future. Any decision to pay dividends on its common shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the general financial condition of the Company and other factors which the board of directors of the Company may consider appropriate in the circumstances.

CAPITAL STRUCTURE OF THE COMPANY

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of Class A Preference Shares. As of March 21, 2007, 73,949,874 common shares are issued and outstanding and no preferred shares are issued and outstanding. The holders of the common shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of common shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The Company’s Class A Preference Shares are issuable by the directors in one or more series and the directors have the right and obligation to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any Class A Preference Shares that may be issued in the future. The Class A Preference Shares, may, at the discretion of the Board of Directors, be entitled to a preference over the common shares and any other shares ranking junior to the Class A Preference Shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up.

MARKET FOR SECURITIES OF THE COMPANY

Since November 29, 2005, the Company’s common shares have been listed and posted for trading on the Toronto Stock Exchange under the trading symbol “URE”. The following table sets forth the price range per share and trading volume for the common shares:

	Common Shares
	Volume	High	Low
		(CDN$)
2006
January	11,443,400	$1.64	$0.95
February	5,839,900	$1.46	$1.07
March	31,491,600	$2.40	$1.09
April	20,782,900	$2.96	$1.96
May	15,585,200	$2.80	$1.81
June	8,312,400	$2.35	$1.72
July	6,374,800	$2.64	$2.14
August	6,693,000	$2.89	$2.15
September	12,708,100	$3.10	$2.66
October	27,969,900	$4.19	$2.67
November	23,624,400	$4.70	$3.55
December	15,512,200	$4.44	$3.62
2007
January	14,367,600	$4.25	$3.70
February	24,555,500	$5.45	$3.89
March 1 to 21	9,994,400	$4.55	$3.77

ESCROWED SECURITIES

The following table sets out the number and percentage of securities of the Company held by Mr. Jeffrey Klenda and Mr. Robin Dow, former director, Chairman and Chief Executive Officer of the Company (the “Escrowed Individuals”) and their respective spouses which are subject to escrow pursuant to National Policy 46-201 - Escrow for Initial Public Offerings (“NI 46-201”).

Designation of Class	Number of Securities held in	Percentage of Class
	Escrow
NI 46-201 Escrow:
Common shares	632,500	0.86%

NI 46-201 Escrow

Pursuant to the escrow agreement (the “Escrow Agreement”) dated as of November 17, 2005 between the Company, Equity Transfer Services Inc. (the “Escrow Agent”) and the Escrowed Individuals and their respective spouses, the Escrowed Individuals and their respective spouses agreed to deposit in escrow their common shares and warrants exercisable for common shares (the “Escrowed Securities”) with the Escrow Agent.

As an established issuer, the securities in escrow will be released under the 18 month schedule applicable to established issuers. Securities held by Escrowed Individuals and their spouses are released from escrow in equal tranches at six month intervals over 18 months (that is 25% of each Escrowed Individual’s holdings being released in each tranche with 25% of each Escrowed Individual’s holdings being exempt from the escrow provisions). The final tranche of securities will be released in May 2007.

Pursuant to the terms of the Escrow Agreement, the securities held in escrow may not be transferred or otherwise dealt with during the term of the Agreement unless the transfers or dealings within escrow are: (i) transfers to continuing or, upon their appointment, incoming directors and senior officers of the Company or of a material operating subsidiary, with approval of the board of directors; (ii) transfers to an RRSP or similar trusted plan provided that the only beneficiaries are the transferor or the transferor’s spouse or children; (iii) transfers upon bankruptcy to the trustee in bankruptcy; and (iv) pledges to a financial institution as collateral for a bona fide loan, provided that upon a realization the securities remain subject to escrow. Tenders of escrowed securities to a take-over bid are permitted provided that, if the tenderer is an Escrowed Individual of the successor company upon completion of the take-over bid, securities received in exchange for tendered escrowed securities are substituted in escrow on the basis of the successor company’s escrow classification.

DIRECTORS AND EXECUTIVE OFFICERS

Set out below are the names, committee memberships (as at the date hereof), municipalities of residence, principal occupations and periods of service of the directors and executive officers of the Company.

			Common Shares
	Position with Corporation and	Period(s) of	Beneficially Owned
Name and Municipality	Principal Occupation Within	Service as a	or Subject to Control
of Residence	the Past Five Years	Director	or Direction
Jeffrey T. Klenda (2) (3) Golden, Colorado	Chairman and Director Certified Financial Planner	August 2004 – present	628,125

W. William Boberg (3) Littleton, Colorado	President, Chief Executive Officer and Director	January 2006 – present	496,875

			Common Shares
	Position with Corporation and	Period(s) of	Beneficially Owned
Name and Municipality	Principal Occupation Within	Service as a	or Subject to Control
of Residence	the Past Five Years	Director	or Direction
	Consulting Geologist

James M. Franklin (2) Ottawa, Ontario	Chief Scientist and Director Consulting Geologist / Adjunct Professor of Geology Queen’s University	March 2004 – present	100,000

Eric Craigie Vancouver, British Columbia	Senior Vice-President Exploration and Director Consulting Geologist	March 2004 – present	60,000

Paul W. Pitman (3) Brampton, Ontario	Vice-President, Canadian Exploration and Director Consulting Geologist	March 2004 – present	250,000

Paul Macdonell (1) (2) Mississauga, Ontario	Director Senior Mediator, Government of Canada	March 2004 – present	Nil

Robert Boaz (1) (2) Mississauga, Ontario	Director Investment Banking Executive	March 2006 – present	Nil

Gary Huber (1) (2) Denver, Colorado	Director Mining Company Executive	January 2007 – present	Nil

John McNeice Ottawa, Ontario	Chief Financial Officer and Corporate Secretary Financial Consultant	n/a	215,000

Harold Backer Parker, Colorado	Vice-President of U.S. Operations	n/a	Nil

Wayne Heili Casper, Wyoming	Vice-President, Engineering	n/a	Nil

____________
(1)	Member of the Audit Committee. Mr Huber joined the Audit Committee in January 2007, prior to his appointment Mr. Franklin was a member of the Audit Committee.
(2)

Member of the Compensation Committee. Mr. Huber joined the Compensation Committee in January 2007, prior to his appointment Mr. Franklin was a member of the Audit Committee. Mr. Franklin continues to be an ex officio non-voting member of the Compensation Committee.

(3)

Mr. Robin Dow resigned as a director, Chairman and Chief Executive Officer of the Company on January 11, 2006 and Mr. Pitman resigned as President of the Company on January 11, 2006. Mr. Klenda replaced Mr. Dow as Chairman of the Board of Directors and Mr. Boberg became the Acting Chief Executive Officer, President and a director of the Company. Mr. Pitman became the Vice President, Canadian Exploration. Mr. Boberg was confirmed as Chief Executive Officer and President in May 2006.

The term of office for each director is from the date of the meeting at which he or she is elected until the next annual meeting of shareholders of the Company or until his or her successor is elected or appointed, unless his or her office is vacated before that time in accordance with the by-laws of the Company.

The following sets out additional information with respect to the education, experience and employment history of each of the directors and officers referred to above during the past five years.

Jeffrey T. Klenda, B.A., CFP	Chairman& Director

Mr. Klenda graduated from the University of Colorado in 1980 and began his career as a stockbroker specializing in venture capital offerings. He has been a Certified Financial Planner (CFP) since 1985 and is a member of the International Board of Standards and Practices for Certified Financial Planners (IBCFP). In 1988, he started Klenda Financial Services, Inc., an independent financial services company providing investment advisory services to high-end individual and corporate clients as well as providing venture capital to corporations seeking entry to the U.S. securities markets. In the same year he formed Independent Brokers of America, Inc. (IBA). IBA was a national marketing organization providing securities and insurance products to independent investment advisors throughout the U.S. Mr. Klenda is President of Security First Financial, a company he founded to provide consultation to individuals and corporations seeking investment management and early stage funding. Mr. Klenda is currently CEO, Chairman and a director of Aura Silver Resources Inc. (director since August 2004, CEO and Chairman since February 2006). Mr. Klenda became a director of the Company in August 2004 and Chairman of the Board in January 2006.

W. William (Bill) Boberg, M.Sc, P. Geo	President, Chief Executive Officer & Director

Mr. Boberg is the Company’s President and Chief Executive Officer and a director (since January 2006). Previously, Mr. Boberg was the Company’s senior US geologist and VP U.S. Operations (September 2004 to January 2006). Prior to his involvement with the Company, Mr. Boberg was a consulting geologist having over 40 years experience investigating, assessing and developing a wide variety of mineral resources in a broad variety of geologic environments in Western North America, South America and Africa. Mr. Boberg has over eighteen years experience exploring for uranium in the continental US. He has worked for Continental Oil Company, World Nuclear, Kennecott Exploration Inc., Western Mining Corporation, Canyon Resources Corporation and Patrician Gold. He discovered the Ruby Ranch and the Moore Ranch uranium deposit as well as several smaller deposits in Wyoming's Powder River Basin. He has his Masters degree in Geology from the University of Colorado. He is a registered Wyoming Professional Geologist.

James M. Franklin, Ph. D, FRSC, P. Geo	Chief Scientist & Director

Dr. Franklin has over 37 years experience as a geologist. He is a Fellow of the Royal Society of Canada. Since January 1998, he has been an Adjunct Professor at Queen’s University and, since 2001, at Laurentian University. He is a past President of the Geological Association of Canada and of the Society of Economic Geologists. He retired as Chief Geoscientist, Earth Sciences Sector, the Geological Survey of Canada in 1998. Since that time, he has been a consulting geologist and is currently a director of Phoenix Matachewan Mines Inc. (since September 2000), Patrician Diamonds Inc. (since January 1998), Aura Silver Resources Inc. (since October 2003) and RJK Exploration Ltd. (since July 2001).

Eric Craigie, B. Sc. Hon. Geo	Senior Vice President, Exploration & Director

Mr. Craigie has over 35 years experience as a mineral exploration geologist. His career began in 1970, working on uranium projects in central and northern Canada. From 1978 until 1984, he managed the eastern Canadian exploration office of BP Minerals and from 1984 until 1992 he was in charge of diamond exploration for the Selection Trust Division of BP Resources. Since 1992, he has been a consulting geologist working extensively for diamond, gold, base metal and uranium explorers in Canada, USA, Africa and Asia. He is currently President of Patrician Diamonds Inc. (since November 2004), and Vice President, Exploration and a director of Aura Silver Resources Inc. (since October 2003).

Paul W. Pitman, B.Sc. Hon. Geo., P. Geo	Vice President, Canadian Exploration & Director

Mr. Pitman has over 35 years experience as an exploration geologist. He began his career with Gulf Minerals as a project geologist at the Rabbit Lake, Saskatchewan discovery in 1969, followed by work in the 1970s -

1980s as a senior geologist for BP Minerals exploring for uranium across Canada. He and Eric Craigie formed Hornby Bay Resources, a lead explorer in the Hornby Bay Basin for unconformity uranium deposits. Mr. Pitman is President and a director of Aura Silver Resources Inc. (since October 2003). He was also the Secretary of Nuinsco Resources Ltd. from September 2003 to February 2005 and was Vice-President of Patrician Diamonds Inc. from 1998 to September 2006. Mr. Pitman was President of the Company from its inception up to January 2006.

Paul Macdonell, B. Public Admin	Director, Chair of the Audit and Compensation Committees

Mr. Macdonell is a Senior Mediator, Federal Mediation and Conciliation Service for the Government of Canada. Previously Mr. Macdonell was employed since 1976 by the Amalgamated Transit Union, serving as President of the Union from 1996 to 2000 and Financial Secretary 1991 to 1995. Mr. Macdonell was Municipal Councillor of the City of Cumberland from 1978 to 1988 and was on the City’s budget committee during that time. Mr. Macdonell is the chair of the Audit Committee for Phoenix Matachewan Mines Inc. and Patrician Diamonds Inc. He has been a director of Patrician Diamonds Inc. since 1996, of Phoenix Matachewan Mines Inc. since September 2000 and of Aura Silver Resources Inc. from October 2003 to September 2006.

Robert Boaz, M. Economics, Hon. BA	Director

Mr. Boaz has 18 years in the investment banking business after a career in the power and natural gas industry working in management positions for Ontario Hydro, Saskatchewan Power and Consumers Gas. He has held senior management positions in a number of firms in the investment industry with direct responsibilities related to research, portfolio management, institutional sales and investment banking. From 2004 to March 2006, Mr. Boaz was Managing Director Investment Banking with Raymond James Ltd. in Toronto. From 2000 to 2004, Mr. Boaz was Vice President and Head of Research and in-house portfolio strategist for Dundee Securities Corporation. Mr. Boaz is a director of Aura Silver Resources Inc., AuEx Ventures Inc. and Chair of Solex Resources Corp.

Gary Huber, Ph.D.	Director

Mr. Huber is a mining company executive with over 30 years of diversified natural resource experience. Gary was a founder of Canyon Resources Corporation, currently a gold company which was initially formed for the purpose of uranium exploration in the western United States. During the period from 1979 to 2006 he held various positions with Canyon including: Director, Chief Financial Officer, and Vice President-Finance. He was also President and CEO of Canyon’s industrial minerals subsidiary which operated and sold functional fillers and specialty products from two processing facilities and three mines. Prior responsibilities in the 1970’s have included uranium property acquisition, exploration and production activities for Energy Reserves Group in the central Colorado Plateau area. Presently, Gary is the Director of IRC Capital Group, an investment arm of International Royalty Corporation. Gary holds a Ph.D. from the Colorado School of Mines.

John McNeice, CA,CPA (Illinois)	Chief Financial Officer & Corporate Secretary

Mr. McNeice currently acts as a financial consultant to emerging private and junior public companies. Previously, from 1990 to 2003, he had thirteen years of public accounting experience with PricewaterhouseCoopers LLP where he specialized in servicing private and public technology and life science companies. Mr. McNeice is both a Chartered Accountant and a Certified Public Accountant (Illinois) and holds an Honours Bachelor of Commerce degree. He is also Chief Financial Officer of Patrician Diamonds Inc., Phoenix Matachewan Mines Inc. and Aura Silver Resources Inc. (all since September, 2004).

Harold Backer, B. Sc.	Vice-President, U.S. Operations

Mr. Backer is the Company’s Vice President, U.S. Operations. He has his BS degree in Geology from Colorado State University and did his graduate studies in geology at New Mexico Institute of Mining and Technology, and received a Certificate of Financial Management from the University of Denver. He has over 38 years experience in the mining industry participating in major exploration programs in the commodities of gold, uranium, copper, and phosphate. In exploration, he has worked for Kalium Chemicals Ltd., Chevron Resources Company and as Sr. VP Exploration for Goldbelt Resources Ltd. As a consulting economic geologist, he has participated in numerous pre-feasibility mining studies (open pit and underground projects) as a team leader and in a management position on projects in North America and in the countries of the former Soviet Union.

Wayne Heili, B.Sc. Met. Eng.	Vice-President, Engineering

Mr. Heili is the Company’s Vice President, Engineering. His has had a career spanning more than 19 years providing engineering, construction, operations and technical support in the uranium mining industry. He spent 16 years in various operations level positions with Total Minerals and COGEMA Mining at their properties in Wyoming and Texas. He was Operations Manager of COGEMA’s Wyoming In-Situ Recovery (ISR) projects from January 1998 until February 2004. Since then, Mr. Heili acted as a consultant for such companies as High Plains Uranium, Inc., Energy Metals Corporation and Behre Dolbear as well as owned and managed an independent franchise location of a major water treatment company. His experience includes conventional and ISR uranium processing facility operations. Mr. Heili received a Bachelor of Science degree in Metallurgical Engineering from Michigan Technological University, with a mineral processing emphasis.

As at March 21, 2007, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercised control or direction over 1,750,000 common shares, representing approximately 2.4% of the Company’s outstanding common shares. The information as to securities beneficially owned or over which control or direction is exercised is not within the knowledge of the Company and has been furnished by the directors and executive officers individually.

None of the directors or officers of the Company is, or has been within the prior ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issue access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of the directors or officers of the Company has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

None of the directors of officers of the Company has, during the ten prior years, become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or officer.

AUDIT COMMITTEE

Audit Committee Mandate

The text of the Audit Committee terms of reference, adopted on March 24, 2006, by the Company’s Board of Directors is attached hereto as Schedule “A”.

Composition of the Audit Committee

As of January 4, 2007, the Audit Committee of the Company was composed of the following three members: Paul Macdonell, Chair, Robert Boaz and Gary Huber. Prior to Mr. Huber becoming a member of the Audit Committee, James Franklin was a member of the Audit Committee.

The Board of Directors believes that the composition of the Audit Committee reflects financial literacy and expertise. Currently, Paul Macdonell, Robert Boaz and Gary Huber have been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian securities laws and stock exchange rules. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Committee. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

Paul Macdonell, B. Public Admin.

Mr. Macdonell is a Senior Mediator, Federal Mediation and Conciliation Services for the Government of Canada. Previously, Mr. Macdonell was employed since 1976 by the Amalgamated Transit Union, serving as President of the Union from 1996 to 2000 and Financial Secretary of the Union from 1991 to 1995. Mr. Macdonell was Municipal Councillor for the City of Cumberland from 1978 to 1988 and was on the City’s budget committee from 1978 to 1988. Mr. Macdonell holds bachelor degree in Public Administration, University of Western Ontario and a Certificate in Economic Development, University of Waterloo.

Robert Boaz, M. Economics, Hon. BA

Mr. Boaz has 18 years in the investment banking business after a career in the power and natural gas industry working in management positions for Ontario Hydro, Saskatchewan Power and Consumers Gas. He has held senior management positions in a number of firms in the investment industry with direct responsibilities related to research, portfolio management, institutional sales and investment banking. From 2004 to March 2006, Mr. Boaz was Managing Director Investment Banking with Raymond James Ltd. in Toronto. From 2000 to 2004 Mr. Boaz was Vice President and Head of Research and in-house portfolio strategist for Dundee Securities. Mr. Boaz holds a masters degree in Economics, York University and an honours bachelor degree from McMaster University.

Gary Huber, Ph.D

Mr. Huber is a mining company executive with over 30 years of diversified natural resource experience. Gary was a founder of Canyon Resources Corporation, currently a gold company which was initially formed for the purpose of uranium exploration in the western United States. During the period from 1979 to 2006 he held various positions with Canyon including: Director, Chief Financial Officer, and Vice President-Finance. He was also President and CEO of Canyon’s industrial minerals subsidiary which operated and sold functional fillers and specialty products from two processing facilities and three mines. Prior responsibilities in the 1970’s have included uranium property acquisition, exploration and production activities for Energy Reserves Group in the central Colorado Plateau area. Presently, Gary is the Director of IRC Capital Group, an investment arm of International Royalty Corporation. Gary holds a Ph.D. from the Colorado School of Mines.

Reliance on Certain Exemptions

The Company has relied on the exemption in Section 3.2 (Initial Public Offerings) in Multilateral Instrument 52-110. At the time of the Company’s initial public offering, the Company had only one independent director on its Audit Committee, Paul Macdonell. In March 2006, the Company appointed another independent director Robert Boaz who was also appointed to the Audit Committee. The Company appointed a third independent director, Gary Huber, to the Audit Committee in January 2007.

Pre-Approval Policies and Procedures

The Audit Committee has instituted a policy to pre-approve audit and non-audit services. The Chair of the Audit Committee is given limited delegated authority from time to time by the Committee to pre-approve permitted non-audit services. The Audit Committee also considers on a continuing basis whether the provision of non-audit services is compatible with maintaining the independence of the external auditor.

External Auditor Service Fees

Audit Fees

Audit fees of $60,000 related to the audit of the consolidated financial statements for the period from January 1, 2006 to December 31, 2006 were paid in 2007 and audit fees of $32,500 for the period from January 1, 2005 to December 31, 2005 were paid in 2006.

Audit-Related Fees

Audit-related fees of $41,565 for services related to financing activities for the period January 1, 2006 to December 31, 2006 were paid in 2007 and audit-related fees of $67,500 for the period January 1, 2005 to December 31, 2005 were paid in 2006 for services related to the Company’s initial public offering.

Tax Fees

There were fees of $71,967 for tax services for the fiscal year ended December 31, 2006 and there were no fees for tax services for the fiscal year ended December 31, 2005.

All Other Fees

There were no other fees incurred for the fiscal year ended December 31, 2006 or the fiscal year ended December 31, 2005.

CONFLICTS OF INTEREST

Certain of the Company’s directors and officers also serve as directors and officers of one or more of Aura Silver Resources Inc., Phoenix Matachewan Mines Inc. and Patrician Diamonds Inc. Each of which are TSX Venture Exchange listed companies. Such directors and officers are also in many cases shareholders of one or more of the foregoing companies. While there is a potential for conflicts of interest to arise in such situations, that potential is minimized because of the nature of each company. Phoenix Matachewan Mines Inc. is in the business of gold and precious metal exploration in Canada and the United States. Patrician explores for diamonds in Canada and Aura Silver Resources Inc. is in the silver and gold exploration business in Canada, Mexico and the United States.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or officers of the Company or any shareholder holding 10% or more of the outstanding common shares, or any associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any material transaction since the incorporation of the Company or in any proposed transaction which has or may materially affect the Company.

The former Chairman and CEO and director of the Corporation, Mr. Robin Dow owns 50% of the issued and outstanding shares in the capital of Cornerstone Capital Corporation (“Cornerstone”). Pursuant to an agreement between the Company and Cornerstone, which has been terminated, the Company had agreed to reimburse Cornerstone for up to $500 per month in expenses incurred by Cornerstone for office services, if as or when such funds were available.

Certain of the directors and/or officers of the Company are also directors and/or officers of other natural resource companies. See “Conflicts of Interests”. Consequently, there exists the possibility for such directors and/or officers to be a position of conflict. Any decision made by any of such directors and/or officers of the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, at meetings of the board of directors of the Company, any director with an interest in a matter being considered will declare such interest and refrain from voting on such matter.

TRANSFER AGENT AND REGISTRAR

Equity Transfer & Trust Company is the Company’s registrar and transfer agent. The register of the transfers of the common shares of the Company are located at 120 Adelaide St W, Suite 420, Toronto, Ontario M5H 4C3.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Company for the fiscal year ending December 31, 2006 which are material or entered into before the fiscal year ending December 31, 2006 but are still in effect are the following:

1.

Membership Interest Purchase Agreement dated as of June 30, 2005 between the Company and New Frontiers Uranium, LLC. On June 30, 2006, the Company made its required payment to New Frontiers Uranium LLC of US$5,000,000 under the Membership Interest Purchase Agreement entered into between the Company and New Frontiers Uranium LLC on June 30, 2005. Additional payments are due on the second, third and fourth anniversaries of the closing date. Ur-Energy USA may elect to prepay the amount outstanding prior to any of the anniversary dates with an adjustment in the interest due and payable.

2.

Option Agreement dated as of July 20, 2005 between the Company, Ur-Energy USA Inc. and Dalco Inc. (“Dalco”). Under the agreement, Ur-Energy USA has the right to acquire the final 25% interest (for a total of a 100% interest) on or before December 3, 2007 by the payment to Dalco of US$150,000 and the issuance to Dalco by the Company of an additional 150,000 common shares; subject to Dalco retaining a production royalty of 3% of the total gross proceeds received by Ur-Energy USA from U3 O8 extracted by processing uranium ore from the seven unpatented mineral claims forming the Radon Springs Property.

3.

Agency Agreement dated November 17, 2005 between the Company, Raymond James Ltd., Canaccord Capital Corporation and Haywood Securities Inc. to offer common shares of the Company in connection with the Company’s initial public offering.

4.

Escrow Agreement dated November 17, 2005 between the Company, Equity Transfer Services Inc., and certain present and former principal directors and officers of the Company and their spouses to escrow certain securities at the time of the Company’s initial public offering. Described under the heading “Escrowed Securities”.

5.	Agreement dated January 11, 2006 between the Company and Mr. Robin Dow regarding certain severance and termination arrangements for Mr. Dow.

6.

Termination Agreement dated February 24, 2006 between the Company and Patrician Diamonds Inc. terminating the letter of intent dated May 24, 2005 regarding certain properties at Dismal Lake, Nunavut. Described under “History”.

7.

Underwriting Agreement dated August 4, 2006 between the Company and GMP Securities L.P., Dundee Securities Corporation and Raymond James Ltd. (collectively, the “Underwriters”). Pursuant to the Underwriting Agreement, the Underwriters offered to purchase from the Company, and the Company agreed to issue and sell to the Underwriters, 7,500,000 common shares of the Company. The associated bought deal, which was announced August 30, 2006, is described under “History”.

8.	Agency Agreement dated December 14, 2006 between GMP Securities L.P. (the “Agent”) and the Company, to offer 500,000 flow-through common shares of the Company at a price of $5.00 per share.

9.

Employment Agreement dated January 1, 2007 between W. William Boberg and the Company providing for the terms of employment for Mr. Boberg as President and Chief Executive Officer of the Company and related severance provisions.

10.

Employment Agreement dated January 1, 2007 between Jeffrey Klenda and the Company providing for the terms of employment for Mr. Klenda as Executive Chairman of the Company and related severance provisions.

11.

Employment Agreement dated January 1, 2007 between Harold Backer and the Company providing for the terms of employment for Mr. Backer as Vice President, US Operations of the Company and related severance provisions.

12.

Employment Agreement dated February 19, 2007 between Wayne Heili and the Company providing for the terms of employment for Mr. Heili as Vice President, Engineering of the Company and related severance provisions.

INTERESTS OF EXPERTS

As of March 21, 2007, none of the directors, officers, principals and associates of Scott Wilson Roscoe Postle Associates Inc. (formerly Roscoe Postle Associates Inc.), the author of the Company’s technical reports under National Instrument 43-101 for the Great Divide Basin Project, the Shirley Basin Project, and the Kaycee and Shamrock Projects, the Technical Report –Lost Creek and Technical Report – Lost Soldier own beneficially, directly or indirectly, or exercise any control over, any of the outstanding common shares of the Company.

As of March 21, 2007, J. D. Charlton, P. Geo., of Charlton Mining Exploration Inc., the author of the Company’s technical reports under National Instrument 43-101 for the Hornby Project and the Technical Report – Thelon Property beneficially holds 10,000 common shares received as partial consideration for the Bugs Property and options for 24,000 common shares of the Company. As of March 21, 2007, the shares and the options, if exercised for common shares, represent less than 0.1% of the issued and outstanding common shares of the Company. Mr. Charlton was granted these options on November 17, 2005 and entered into an acquisition agreement with the Company in September 2006, each after preparation of his technical reports.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Upon request to the Corporate Secretary of the Company at the Company’s registered office, 1128 Clapp Lane, P.O. Box 279, Manotick, Ontario K4M 1A3, the Company will provide any person with a copy of:

(a)	this annual information form;

(b)	the management information circular prepared by the Company in connection with its annual and special meeting of shareholders to be held on May 18, 2007;

(c)	any of the Company’s unaudited interim reports to shareholders issued after December 31, 2006; and

(d)	any other documents that are incorporated by reference into a preliminary short form prospectus or short form prospectus filed in respect of a distribution of securities of the Company.

A copy of any of these documents may be obtained without charge at any time when a preliminary short form prospectus has been filed in respect of a distribution of any securities of the Company or any securities of the Company are in the course of a distribution pursuant to a short form prospectus. At any other time, any document referred to in (a) to (c) above may be obtained by security holders of the Company without charge and by any other person upon payment of a reasonable charge.

Additional information including directors’ and executive officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities, where applicable, is contained in the management information circular prepared by the Company in connection with its annual and special meeting of shareholders to be held on May 18, 2007. Additional financial information is provided in the Company’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2006.

SCHEDULE “A”

UR-ENERGY INC.

AUDIT COMMITTEE – TERMS OF REFERENCE

The purpose of the Audit Committee shall be to assist the Board in its oversight of the integrity of the financial statements of the Company, of the Company’s compliance with legal and regulatory requirements, of the independence and qualification of the independent auditors, and of the performance of the Company’s internal audit function and independent auditors.

CHAIR

The Board appoints or re-appoints the Chair of the Committee annually when it completes the appointments for all Board committee members following the Annual General Meeting of shareholders. In selecting the Chair, the Board takes into consideration those directors who bring background skills and experience relevant to financial statement review and analysis. The Chair shall also be “financially literate” as such term is defined under applicable Canadian regulatory requirements.

The Chair shall provide leadership to Committee members in fulfilling the mandate set out in these terms of reference. He or she shall work with the Chief Executive Officer and the Chairman of the Board, liaising with the Secretary, in planning Committee meetings and agendas. The Chair of the Committee reports to the Board on behalf of the Committee on the matters and issues covered or determined at each Committee meeting.

RESPONSIBILITIES

In assisting the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices the Audit Committee shall:

1.

review and discuss with management and the independent auditors the annual audited financial statements, the quarterly financial statements, Management’s Discussion and Analysis accompanying such financial statements and any other matter required to be reviewed under applicable legal, regulatory or stock exchange requirements, and report thereon to the Board;

2.	review the results of the external audits and any changes in accounting practices or policies and the financial statement impact thereof;

3.	review the Annual Information Form and report thereon to the Board;

4.

review the terms of engagement and audit plans of the external auditors and determine through discussion with the auditors that no restrictions were placed by management on the scope of their examination or on its implementation;

5.	assess management's programs and policies regarding the adequacy and effectiveness of internal controls over the accounting and financial reporting system within the Company;

6.

recommend to the Board a firm of independent auditors for appointment by the shareholders and report to the Board on the fees and expenses of such auditors. The Committee shall have the authority and responsibility to select, evaluate and if necessary replace the independent auditors. The Committee shall have the authority to approve all audit engagement fees and terms and the Committee, or a member of the Committee, must review and pre-approve any non-audit service provided to the Company by the Company’s independent auditors and consider the impact on the independence of the auditors;

7.	enquire into and report regularly to the Board, with associated recommendations, on any matter referred to the Committee;

8.	discuss with management and the independent auditors, as appropriate, earnings press releases and any financial information and earnings guidance provided to analysts and rating agencies;

9.

discuss with management and the independent auditors, as appropriate, any audit problems or difficulties and management’s response, and the Company’s risk assessment and risk management policies, including the Company’s major financial risk exposure and steps taken by management to monitor and mitigate such exposure;

10.

obtain and review at least annually a formal written report from the independent auditors delineating the auditing firm’s procedures for reviewing internal controls and any material issues raised by (i) the auditing firm’s internal quality-control reviews, (ii) peer reviews of the firm, or (iii) any governmental or other inquiry or investigation relating to any audit conducted by the firm. The Committee will also review steps taken by the auditing firm to address any findings in any of the foregoing reviews. Also, in order to assess auditor independence, the Committee will review at least annually all relationships between the independent auditors and the Company;

11.	prepare and publish an annual Committee report in the Company’s proxy circular;

12.	conduct an annual self-evaluation in respect of the effectiveness of the Committee;

13.	set clear hiring policies for employees or former employees of the independent auditors; and

14.

establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Committee shall hold in camera sessions without members of management as frequently as is determined necessary by the Committee members.

The Committee shall have authority to retain such outside counsel, experts and other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have sole authority to approve related fees and retention terms.

The Committee shall meet separately with the Company’s independent auditors at least on an annual basis and more often as is determined necessary by the Committee members.

The Committee shall review at least annually the adequacy of this charter and recommend any proposed changes to the Board for approval.

Committee Composition:

Three or more members, all of whom by November 2006 shall be independent directors under the standards of applicable stock exchange rules and pursuant to Multilateral Instrument 52-110 Audit Committees. All members shall have sufficient financial experience, financial literacy and ability to enable them to discharge their responsibilities.

Quorum:	Majority of members.